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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02023036

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUN 0 7 2002 WASH. D.C. 165

SEC FILE NUMBER
8- 49199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Focused Investments L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura A. Kogut 312-431-6755 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Laura A. Kogut, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Focused Investments L.L.C. as of March 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Laura A Kogut 5/23/02

Signature Date

PRESIDENT & CEO

Title

OFFICIAL SEAL
ERICA LYNN FOX
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/16/04

Erica Lynn Fox

Notary Public

FOCUSED INVESTMENTS L.L.C.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FOCUSED INVESTMENTS L.L.C.
(A Wholly Owned Subsidiary of Wayne Hummer Investments LLC)

TABLE OF CONTENTS

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Operating Committee
Focused Investments L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Focused Investments L.L.C. (the "Company"), a wholly owned subsidiary of Wayne Hummer Investments LLC, as of March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Focused Investments L.L.C. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 17, 2002

FOCUSED INVESTMENTS L.L.C.
(A Wholly Owned Subsidiary of Wayne Hummer Investments LLC)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$241,418
INVESTMENTS	36,050
RECEIVABLES:	
Due from Wayne Hummer Investments LLC	302,820
From banks	51,185
Other	1,264
TOTAL ASSETS	$632,737
LIABILITIES AND MEMBER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$141,321
PAYABLE TO BANKS	207,730
Total liabilities	349,051
MEMBER'S EQUITY	283,686
TOTAL LIABILITIES AND MEMBER'S EQUITY	$632,737

See notes to statement of financial condition.

FOCUSED INVESTMENTS L.L.C.
(A Wholly Owned Subsidiary of Wayne Hummer Investments LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

1. ORGANIZATION

Focused Investments L.L.C. (the "Company"), an Illinois limited liability company, is a wholly owned subsidiary of Wayne Hummer Investments LLC ("Hummer"). The Company, headquartered in Chicago, Illinois, is registered as a securities broker and dealer under the Securities Exchange Act of 1934. The Company engages in retail brokerage, primarily through bank investment centers.

Effective February 2002, Hummer was acquired and became a wholly-owned subsidiary of Wintrust Financial Corporation ("Wintrust"). The Company remains a wholly-owned subsidiary of Hummer and maintains its limited liability company status subsequent to the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Investments - The Company's investments in a privately held company are recorded at their estimated fair value at March 31, 2002.

Receivable from/Payable to Banks - During the course of business, the Company is reimbursed for dues, assessments, advertising, and other expenses by the retail banks through which it engages in retail brokerage. These costs are included as a receivable from banks on the statement of financial condition and are settled in the subsequent month. The payable to banks includes commission revenues on securities transactions.

New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted ("SFAS 133"), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities and the measurement of those instruments at fair value. The Company adopted SFAS 133 effective April 1, 2001; the adoption did not have a significant impact on its financial position.

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125*, which revises the standards of accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 was effective, for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. The Company adopted the provisions of SFAS No. 140 that relate to disclosures of securitization transactions and collateral in the preparation of its financial statements for the year ended March 31, 2002. The Company adopted the remaining provisions of SFAS No. 140 effective April 1, 2001; the adoption of those provisions did not have a significant impact on its financial position.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method no longer is permitted. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001. The Company adopted the provision of SFAS No. 141 on July 1, 2001. The purchase method of accounting was used for the acquisition by Wintrust. The Company's assets and liabilities were adjusted to fair value upon acquisition.

SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, those assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and periodically reviewed for impairment. The Company early adopted the provisions of SFAS No. 142 to correspond with Wintrust's adoption of the same statement effective January 1, 2002; the adoption of those provisions did not have a significant impact on its financial position.

3. COMMITMENTS

The Company leases office space and office equipment under non-cancelable lease agreements with Hummer. Future minimum payments under these non-cancelable leases as of March 31, 2002 are as follows:

Year ending March 31:	
2003	$35,086

4. RELATED-PARTY TRANSACTIONS

At March 31, 2002, the Company was due $302,820 from the clearing broker, Hummer, related to commissions earned on securities transactions. The Company owed Hummer $42,756 at March 31,2002 for rental and other expenses, which is included in accounts payable and accrued expenses.

5. NET CAPITAL REQUIREMENT

As a registered nonclearing broker/dealer, the Company is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") and is required to maintain "minimum net capital" equal to the greater of $50,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At March 31, 2002, the Company had net capital of $190,357, which was $140,357 in excess of the required minimum net capital, and a ratio of aggregate indebtedness to net capital of 183%. The net capital rules of the SEC and NASD provide for certain limitations on the withdrawal of equity capital over and above the minimum net capital requirements.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Operating Committee
Focused Investments L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Focused Investments L.L.C. (a wholly owned subsidiary of Wayne Hummer Investments LLC) (the "Company") for the year ended March 31, 2002 (on which we issued our report dated May 17, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

May 17, 2002